Exhibit 99.1

Opera Limited announces second quarter 2019 financial results

●	Revenue of $61.7 million, year-over-year growth significantly accelerating to 55%; exceeding the top end of Opera’s guidance range
●	Strong user growth, with monthly active users averaging 227 million for smartphone (up 24% YoY) and 65 million for PC (up 14% YoY)
●

Opera News users grew 61% to over 163 million monthly active users year-over-year; dedicated news app increased to 37 million monthly active users and identified by Sensor Tower as global top downloaded news app in Q2

●	Advertising and search growth rates accelerated year-over-year, supported by the successful launch of our Opera Ads platform
●

Opera’s microlending business continued to exceed expectations, now at an annualized revenue run-rate exceeding $45 million; upside driven by successful continued growth in Kenya and expansion to India

●

Other highlights include the launch of OList, a new Opera classifieds offering, and expanding the total addressable market for the Opera Ads platform through targeting small and medium sized enterprises

●	Adjusted EBITDA of $3.1 million, within our $2 - 5 million guidance range and including additional investments in future growth
●	Raising 2019 revenue guidance range to $270 - $290 million, representing 63% growth at the midpoint versus 2018

Oslo, Norway, August 22, 2019 – Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of content platforms, today announced its unaudited consolidated financial results for the quarter ended June 30, 2019.

Second quarter 2019 financial highlights

	Second quarter		Year-over- year %	First half		Year-over- year %
[US$ thousands, except for margins and per ADS amounts]	2018	2019	change	2018	2019	change
Revenue	39,828	61,725	55.0%	79,274	111,568	40.7%

Net income (loss)	7,411	3,422	-53.8%	14,030	7,803	-44.4%
Margin	18.6%	5.5%		17.7%	7.0%

Adjusted EBITDA (1)	16,175	3,053	-81.1%	31,788	12,657	-60.2%
Margin	40.6%	4.9%		40.1%	11.3%

Adjusted net income (1)	10,783	5,859	-45.7%	20,653	12,609	-38.9%
Margin	27.1%	9.5%		26.1%	11.3%

Diluted net income per ADS, US$	0.075	0.030	-59.4%	0.143	0.070	-51.0%

Diluted adjusted net income per ADS, US$ (1)	0.110	0.052	-52.6%	0.211	0.112	-46.9%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Frode Jacobsen, Opera’s CFO, said, “We are very pleased with our strong second quarter results and continued execution. Year-over-year, our revenue growth accelerated to 55%, and we saw a continued strong user growth. The investments we’re making in our business are accelerating our growth trajectory and we are becoming even stronger in Africa and other emerging markets across multiple dimensions, including our leading browser, the rapidly growing Opera News content platform, and our fintech offerings.

“Our strong Q2 revenue is supported by increased year-over-year growth of both advertising and search revenues, now at 18% and 8% respectively. Microlending revenue reached $11.6 million, representing an increase of $6.5 million from the prior quarter. This was fueled by continued growth in our initial market, Kenya, and launching our second market, India.

“In summary, our newer initiatives -- including Opera News, microlending and Opera Ads -- are already contributing significantly to our results, and we are approaching the inflection point of such new revenue streams exceeding our browser-based revenue.

“Our progress on existing initiatives, as well as new ones such as our classifieds launch in Nigeria, are setting us up for continued strong performance in the years to come. Beyond marketing, our 2019 investments also include additional cost of new and growing teams to support our ambitions.”

First half 2019 includes a prior period (first quarter) revenue adjustment of negative $1.4 million, following an internal review of estimates pertaining to certain revenues from the microlending business that Opera acquired in December 2018. The adjustment had an equal impact to pre-tax profit metrics, and a negative $1.0 million impact to post-tax profit metrics.

Second quarter 2019 user base and product highlights

(All comparisons are relative to the second quarter of 2018 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 61% to 163 million
●	The Opera News app, launched in January 2018, reached 37 million average MAUs, up 362% on year-over-year basis
●	Total smartphone average MAUs grew 24% to 227 million
●	PC average MAUs grew 14% to 65 million
●	Provided 1.8 million microloans in the quarter, up from 766 thousand in the first quarter

Lin Song, Opera’s COO, said, “We are pleased with our Q2 results as all of our key metrics are tracking in the right direction. We continue to grow users, utilize our scale to launch new products and further expand our market opportunity.

“Opera News continues to scale rapidly and we have ambitions to drive the user base well beyond current levels. This past quarter, Opera News grew 61% year-over-year to 163 million monthly active users and the news app increased over 3.5x year-over-year to 37 million MAUs. In fact, Sensor Tower recently identified Opera News as the top downloaded global news app in the second quarter. We also launched Opera Ads to monetize our large user base. Early results are promising, with revenue on our news app more than doubling versus the prior quarter, which supported the year-over-year growth acceleration of our advertising revenue.

“We also announced that we’re expanding Opera Ads beyond large advertisers to include a focus on small and medium sized enterprises. Specifically, we’ve launched a classifieds product called OList that will incorporate different verticals including used cars, real estate and jobs. This will enable us to meaningfully increase our total addressable advertising market in Africa and provide another reason for users to use Opera News or one of our browsers more frequently. The product recently launched in Nigeria and we look forward to updating you on its progress.

“Our microlending business continues to perform well ahead of our expectations. We expanded into India during the second quarter and are extremely pleased with our momentum. We more than doubled our scale from the first to the second quarter, and the business has continued to scale nicely thus far in the third quarter. Recently we also launched into Nigeria -- where OKash is partnering with OPay, the mobile wallet and consumer service company that Opera incubated. Through this partnership, OKash is integrated in the OPay app and this will introduce our product to users that are already using fintech services from OPay. On a separate note, OPay received $50 million in funding during the second quarter, including from Sequoia China, IDG, Source Code Capital, Meituan-Dianping, GSR, Zhenge and Opera.

“On the browser side, we continue to focus on product differentiation. During the quarter, we launched Opera GX, a PC web browser tailored for gamers. The new browser allows PC gamers to customize and tune their browser to improve their gaming experience. Early results are promising with user engagement indexing well above our typical averages. This, along with our continued privacy efforts, led to 14% year-over-year growth in PC users. Additionally, the growth in our smartphone browser base is fueled by our high-end mobile browser, Opera for Android, now representing 34% of our smartphone browser base compared to 24% in the second quarter of 2018.

“The progress we’ve made across multiple fronts this quarter is impressive. We continue to grow our user base and are at the early stages of improving monetization -- whether it is through advertising, classifieds, fintech or a future initiative. We believe the combination of more users, increased engagement and better monetization will lead to significant multi-year growth for Opera.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “In light of the success we achieved during the first half of 2019, and most notably the recent traction that has carried into the second half of the year, we are again raising our full-year revenue expectations. We now expect 63% revenue growth at the midpoint of our 2019 guidance. This view includes significant growth in our microlending business, well beyond earlier expectations, capturing a very strong launch in India and from continued scaling in Kenya as well as our launch in Nigeria. Additionally, we expect continued advertising growth, while we still consider our newest initiatives more relevant for 2020 than 2019, including OList and additional fintech efforts. Further, we are raising the lower end of our full year Adjusted EBITDA guidance due to the revenue upside, while also increasing our non-marketing investment levels underlying our growth initiatives.”

As a result, Opera expects full year and third quarter 2019 revenue and adjusted EBITDA to be in the following ranges:

Full Year:

●	Revenue of $270 - $290 million, or 57 - 68% year-over-year, an increase from our previous guidance of $230 - $240 million
●

Adjusted EBITDA of $35 - $45 million, which includes the previously disclosed incremental marketing investments as well as non-marketing investments in our new initiatives, and compares to prior guidance of $30 - $45 million

Third Quarter:

●

Revenue of $75 - $85 million, or 75 - 99% growth versus the third quarter of 2018. Fintech revenues and continued accelerated growth in advertising revenues are expected to be the most important growth drivers

●	Adjusted EBITDA of $8 - $12 million

Second quarter 2019 consolidated financial results

All comparisons in this section are relative to the second quarter of 2018 unless otherwise stated.

Revenue increased 55.0% to $61.7 million.

●	Search revenue increased 8.3% to $21.4 million, accelerating primarily due to search optimization and PC browser growth.
●	Advertising revenue increased 17.8% to $16.2 million, accelerating due to an increase in both smartphone and desktop users and the launch of Opera Ads
●	Fintech revenue was $11.6 million (no comparable 2018 revenue). This revenue showed sequential growth of 130.0% versus the prior quarter due to continued growth in Kenya and the launch in India.
●

Retail revenue was $7.6 million (no comparable 2018 revenue). This revenue showed sequential growth of 12.1% versus the prior quarter, representing a fluctuation as the category is expected to remain relatively stable in the near-term prior to potentially exploring a wider retail opportunity.

●	Technology licensing and other revenue was $4.9 million, representing a decrease of 22.1%. We continue to expect this revenue category to decline over time.

Operating expenses increased 119.6% to $64.5 million.

●

Cost of revenue was $10.1 million, compared to $1.4 million in the second quarter of 2018. Within the total, $7.7 million related to retail revenue, $1.8 million related to microlending and $0.6 million related to the browser and news business area.

●

Personnel expenses including share-based remuneration were $15.6 million, a 66.5% increase. This expense consists of cash-based compensation expense of $14.0 million, a 53.7% increase, driven primarily by increased headcount related to investee support, Opera News, Opera Ads, microlending and other growth initiatives, and $1.5 million of share-based remuneration expense.

●	Marketing and distribution expenses were $21.1 million, an increase of 169.0% following our previously announced efforts to further invest in accelerating our growth in 2019.
●

Credit loss expense was $5.8 million, of which $5.4 million related to our Fintech microlending business, compared to an overall gain of $0.1 million from accrual reversals in the second quarter of 2018.

●	Depreciation and amortization expenses were $4.3 million, a 26.7% increase. The increase is largely the result of the adoption of IFRS 16 on January 1, 2019.
●	Other expenses were $7.7 million, a 2.4% increase.

Operating loss was $2.8 million, representing an operating margin of negative 4.5%, compared to $10.5 million and a 26.3% margin. The decline was largely due to the increased investment in marketing and distribution activities in the quarter and increased headcount associated with our growth initiatives.

Share of net income of associates and joint ventures amounted to $4.0 million, including a non-cash gain from the increased OPay valuation in connection with the company’s funding round.

Income tax gain was $1.0 million, compared to an expense of $2.5 million in the second quarter of 2018.

Net income was $3.4 million, compared to $7.4 million in the second quarter of 2018.

Net income per ADS was $0.031 in the quarter, and $0.030 on a diluted basis. Adjusted net income per ADS was $0.053 in the quarter, and $0.052 on a diluted basis. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 220.6 million, corresponding to 110.3 million ADSs.

Adjusted EBITDA was $3.1 million, representing an 4.9% adjusted EBITDA margin, compared to $16.2 million in second quarter 2018. Adjusted EBITDA excludes share-based remuneration.

Adjusted Net Income was $5.9 million in the quarter, representing a 9.5% adjusted net margin compared to $10.8 million in second quarter 2018. Adjusted net income excludes share-based remuneration and amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016). Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

Conference call

Opera’s management team will host a conference call at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Thursday, August 22, 2019.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 3011 4522

Norway: +47 2231 0524

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 6995974

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, and expensed costs related to our initial public offering.

We believe that adjusted EBITDA and adjusted net income provides useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Opera

Founded in 1995 in Norway, Opera delivers browsers and AI-driven digital content platforms to more than 350 million people worldwide. The company remains one of the most innovative browser creators in the world. Opera is listed on Nasdaq under the OPRA ticker symbol.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Revenue	39,828	61,725	79,274	111,568

Operating expenses
Cost of revenue	(1,401)	(10,087)	(2,079)	(17,883)
Personnel expenses including share-based remuneration	(9,356)	(15,581)	(20,466)	(26,685)
Marketing and distribution expenses	(7,838)	(21,084)	(15,176)	(35,770)
Credit loss expense	114	(5,776)	329	(7,633)
Depreciation and amortization	(3,379)	(4,281)	(6,766)	(8,423)
Other expenses	(7,500)	(7,677)	(14,871)	(13,909)
Total operating expenses	(29,359)	(64,486)	(59,029)	(110,303)

Operating profit (loss)	10,469	(2,762)	20,245	1,265

Share of net income (loss) of associates and joint ventures	(615)	3,981	(1,624)	2,957

Net finance income (expense)
Finance income	102	1,668	198	3,359
Finance expense	(43)	(173)	(77)	(326)
Net foreign exchange gain (loss)	31	(309)	112	(154)
Net finance income (expense)	91	1,186	233	2,879

Net income (loss) before income taxes	9,945	2,406	18,854	7,100
Income tax (expense) benefit	(2,535)	1,016	(4,824)	703
Net income (loss)	7,411	3,422	14,030	7,803

Net income (loss) attributable to:
Equity holders of the parent	7,411	3,422	14,030	7,803
Non-controlling interests	-	-	-	-
Total net income (loss) attributed	7,411	3,422	14,030	7,803

Weighted average number of ordinary shares outstanding
Basic, millions(1)	190.25	220.58	190.25	219.68
Diluted, millions(2)	196.62	224.65	195.98	224.31

Net income (loss) per ordinary share
Basic, US$	0.039	0.016	0.074	0.036
Diluted, US$	0.038	0.015	0.072	0.035

Net income (loss) per ADS
Basic, US$	0.078	0.031	0.147	0.071
Diluted, US$	0.075	0.030	0.143	0.070

(1) Assuming 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of June 30, 2019, the total number of shares outstanding for Opera Limited was 220,576,326, equivalent to 110,288,163 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2018	2019	2018	2019
Net income (loss)	7,411	3,422	14,030	7,803

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	(1,500)	404	(1,096)	(96)
Reclassification of exchange differences on loss of control	(138)	(7)	(138)	(7)
Share of other comprehensive income (loss) of associates and joint ventures	-	-	-	(41)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	(1,638)	397	(1,234)	(144)
Total comprehensive income (loss)	5,773	3,820	12,796	7,659

Total comprehensive income (loss) attributable to:
Equity holders of the parent	5,773	3,820	12,796	7,659
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) attributed	5,773	3,820	12,796	7,659

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of June 30,
[US$ thousands]	2018	2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	12,162	27,362
Intangible assets	115,444	113,507
Goodwill	421,578	421,578
Investments in associates and joint ventures	35,060	44,290
Other financial assets	2,025	2,727
Deferred tax assets	944	676
Total non-current assets	587,213	610,140

Current assets
Trade receivables	37,468	40,963
Loans to customers	-	22,255
Other receivables	7,123	3,901
Prepayments	14,372	24,034
Other financial assets	1,254	16,886
Cash and cash equivalents	177,873	134,155
Total current assets	238,090	242,194
TOTAL ASSETS	825,303	852,333

EQUITY AND LIABILITIES
Equity
Share capital	22	22
Other paid in capital	738,690	732,910
Retained earnings	36,432	46,538
Foreign currency translation reserve	316	172
Equity attributed to equity holders of the parent	775,460	779,642
Non-controlling interests	-	-
Total equity	775,460	779,642

Non-current liabilities
Lease liabilities and other loans	2,271	10,053
Deferred tax liabilities	13,358	13,756
Other non-current liabilities	212	197
Total non-current liabilities	15,841	24,006

Current liabilities
Trade and other payables	17,957	32,174
Lease liabilities and other loans	2,490	6,988
Income tax payable	1,920	724
Deferred revenue	1,932	1,218
Other current liabilities	9,701	7,581
Total current liabilities	34,002	48,685

Total liabilities	49,843	72,692
TOTAL EQUITY AND LIABILITIES	825,303	852,333

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2017, as previously reported	19	576,512	5,366	1,605	583,503
Impact of new accounting standards	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income (loss)	-	-	14,030	-	14,030
Other comprehensive income (loss)	-	-	-	(1,234)	(1,234)
Total comprehensive income (loss)	-	-	14,030	(1,234)	12,796
Share-based remuneration expense	-	-	2,916	-	2,916
As of June 30, 2018	19	576,512	21,683	372	598,585

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	7,803	-	7,803
Other comprehensive income (loss)	-	-	-	(144)	(144)
Total comprehensive income (loss)	-	-	7,803	(144)	7,659
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	2,238	-	2,238
As of June 30, 2019	22	732,910	46,538	172	779,642

(1) The amounts of share capital and other paid in capital have been amended by reclassifying amounts between the two equity components.

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2018	2019	2018	2019
Net cash flow from (used in) operating activities	10,756	(16,026)	14,893	(6,920)
Net cash flow from (used in) investing activities	(3,738)	(17,789)	(1,287)	(27,483)
Net cash flow from (used in) financing activities	(1,296)	(1,670)	(2,346)	(9,165)

Net change in cash and cash equivalents	5,722	(35,485)	11,260	(43,568)

Cash and cash equivalents at beginning of period	39,300	169,846	33,207	177,873
Net foreign exchange difference	(1,028)	(205)	(474)	(149)
Cash and cash equivalents at end of period	43,993	134,155	43,993	134,155

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three months ended June 30, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	19,769	-	-	-	19,769
Advertising	13,718	-	-	-	13,718
Origination fees and interest	-	-	-	-	-
Airtime and handsets	-	-	-	-	-
Technology licensing and other revenue	-	-	-	6,342	6,342
Total revenue	33,487	-	-	6,342	39,828

Cost of revenue	(1,401)	-	-	-	(1,401)
Marketing and distribution expenses	(7,838)	-	-	-	(7,838)
Credit loss expense	114	-	-	-	114
Direct expenses	(9,125)	-	-	-	(9,125)

Contribution by business area	24,362	-	-	6,342	30,704

[US$ thousands]	Three months ended June 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	21,403	-	-	-	21,403
Advertising	16,158	-	-	-	16,158
Origination fees and interest	-	11,576	-	-	11,576
Airtime and handsets	-	-	7,646	-	7,646
Technology licensing and other revenue	-	-	-	4,943	4,943
Total revenue	37,561	11,576	7,646	4,943	61,725

Cost of revenue	(648)	(1,783)	(7,656)	-	(10,087)
Marketing and distribution expenses	(20,724)	(360)	-	-	(21,084)
Credit loss expense	(413)	(5,364)	-	-	(5,777)
Direct expenses	(21,785)	(7,507)	(7,656)	-	(36,948)

Contribution by business area	15,776	4,069	(10)	4,943	24,778

[US$ thousands]	Six months ended June 30, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	39,985	-	-	-	39,985
Advertising	26,634	-	-	-	26,634
Origination fees and interest	-	-	-	-	-
Airtime and handsets	-	-	-	-	-
Technology licensing and other revenue	-	-	-	12,655	12,655
Total revenue	66,619	-	-	12,655	79,274

Cost of revenue	(2,079)	-	-	-	(2,079)
Marketing and distribution expenses	(15,176)	-	-	-	(15,176)
Credit loss expense	329	-	-	-	329
Direct expenses	(16,926)	-	-	-	(16,926)

Contribution by business area	49,693	-	-	12,655	62,348

[US$ thousands]	Six months ended June 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	41,987	-	-	-	41,987
Advertising	30,300	-	-	-	30,300
Origination fees and interest	-	16,608	-	-	16,608
Airtime and handsets	-	-	14,465	-	14,465
Technology licensing and other revenue	-	-	-	8,208	8,208
Total revenue	72,287	16,608	14,465	8,208	111,568

Cost of revenue	(1,213)	(2,261)	(14,409)	-	(17,883)
Marketing and distribution expenses	(34,899)	(871)	-	-	(35,770)
Credit loss expense	(545)	(7,088)	-	-	(7,633)
Direct expenses	(36,657)	(10,220)	(14,409)	-	(61,286)

Contribution by business area	35,630	6,388	56	8,208	50,282

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Personnel expenses including share-based remuneration	2018	2019	2018	2019
Personnel expenses excluding share-based remuneration	9,138	14,048	17,799	23,715
Share-based remuneration, including related social security costs	218	1,533	2,667	2,970
Total	9,356	15,581	20,466	26,685

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Other expenses	2018	2019	2018	2019
Hosting	2,561	1,852	5,178	3,379
Audit, legal and other advisory services	2,631	2,338	4,879	3,972
Software license fees	399	860	891	1,564
Rent and other office expense	1,214	1,249	2,336	2,373
Travel	510	806	1,030	1,385
Other	186	573	558	1,238
Total	7,500	7,677	14,871	13,909

Non-IFRS financial measures

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	7,411	3,422	14,030	7,803
Add: Income tax expense (benefit)	2,535	(1,016)	4,824	(703)
Add: Net finance expense (income)	(91)	(1,186)	(233)	(2,879)
Add: Share of net loss (income) of associates and joint ventures	615	(3,981)	1,624	(2,957)
Add: Depreciation and amortization	3,379	4,281	6,766	8,423
Add: Share-based remuneration	218	1,533	2,667	2,970
Add: Expensed IPO-related costs	2,110	-	2,110	-
Adjusted EBITDA	16,175	3,053	31,788	12,657

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	7,411	3,422	14,030	7,803
Add: Share-based remuneration	218	1,533	2,667	2,970
Add: Amortization of acquired intangible assets	1,280	1,280	2,560	2,560
Add: Expensed IPO-related costs	2,110	-	2,110	-
Income tax adjustment (1)	(235)	(376)	(713)	(724)
Adjusted net income	10,783	5,859	20,653	12,609

Weighted average number of ordinary shares outstanding
Basic, millions	190.25	220.58	190.25	219.68
Diluted, millions	196.62	224.65	195.98	224.31

Adjusted net income (loss) per ordinary share
Basic, US$	0.057	0.027	0.109	0.057
Diluted, US$	0.055	0.026	0.105	0.056

Adjusted net income (loss) per ADS
Basic, US$	0.113	0.053	0.217	0.115
Diluted, US$	0.110	0.052	0.211	0.112

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs.